Exhibit 19.1

BellRing Brands, Inc.

INSIDER TRADING POLICY
____________________________________________________

POLICY
Employees and directors of BellRing Brands, Inc. (“BellRing” or the “Company”) and its subsidiaries must comply with all applicable federal, state and foreign securities laws. Employees and directors must refrain from trading in BellRing securities while in possession of material, nonpublic information and from trading in the debt or equity securities of another company while in possession of material, nonpublic information of such other company in the course of their service to BellRing.

BellRing’s Board of Directors has adopted the following guidelines and the accompanying Question & Answer section (“Q&As”) as its insider trading policy both to satisfy BellRing’s obligation to prevent insider trading and to help BellRing personnel avoid the severe consequences associated with violations of insider trading laws. The Q&As explain various aspects of the guidelines and are an integral part of BellRing’s policy.

SCOPE
This policy applies to all members of the Company’s Board of Directors and all employees of the Company and its subsidiaries. The Company also may determine that other persons should be subject to this policy, such as contractors or consultants who have access to material, non-public information. This policy also applies to a person’s family members who share such person’s household, any member of a person’s family for whom such person provides substantial financial support or for whom such person directs transactions in BellRing securities or who is subject to such person’s influence or control, and any entities controlled by a person covered by this policy.

GUIDELINES
1.Employees and directors in possession of material, nonpublic information about BellRing must refrain from any direct or indirect trading in BellRing securities for their own account or any account in which they have a direct or indirect beneficial interest (including securities held in BellRing’s benefit or savings plans) until there is public disclosure and adequate dissemination of the information. Employees and directors must also refrain from engaging in any other action to take personal advantage of material, nonpublic information.
2.Transactions by family members or controlled entities of an employee or director are treated for purposes of this policy and applicable securities laws as if they were for that employee’s or director’s own account. Accordingly, all references to an employee or director with regard to all trading restrictions and other procedures in this policy also apply to that employee’s or director’s family members who are subject to this policy and controlled entities. Each employee and director is personally responsible for the actions of that employee’s or director’s family members who are subject to this policy and controlled entities.

3.Employees and directors who come into possession of material, nonpublic information about BellRing or, in the course of their service to BellRing, about any other company, must not reveal such information to any other person including co‐workers (except to specified persons that BellRing’s Legal Department advises are permitted to know such information), customers, suppliers, friends and family members. This includes through “anonymous” communications online and elsewhere and via any social media. Penalties and disciplinary actions for revealing material, nonpublic information can be imposed whether or not an employee or director trades in the securities and whether or not he or she receives any benefit.

4.Employees and directors shall not engage in the following transactions in BellRing securities:

(a)trading in “puts” and “calls” (publicly traded options to sell or buy securities) or other hedging transactions;
(b)purchasing BellRing securities on margin, borrowing against any account in which BellRing securities are held, or pledging BellRing securities as collateral for a loan without the Required Pre‐Clearance;
(c)engaging in “short sales” ‐ i.e., selling securities not owned at the time of the sale or selling borrowed securities; or
(d)knowingly engaging in any transaction that appears to involve the misuse of material information unavailable to the investing public.
5.Employees and directors should consult with the Legal Department if there is any question about the timing or other aspects of transactions involving BellRing securities.

6.As used in this policy, the term “Required Pre‐Clearance” means that a particular transaction or trade involving BellRing securities has been pre‐cleared by BellRing’s Legal Department (however, no officer may pre‐clear any such transaction in which he or she has an interest and BellRing’s Chief Executive Officer or Chief Financial Officer must pre-clear any such transaction by BellRing’s General Counsel).

Amended: May 3, 2023

BELLRING BRANDS, INC. INSIDER TRADING POLICY
Q&A

What are the penalties of insider trading?

Under federal securities laws, insider trading can result in severe civil and criminal penalties, including fines of up to three times the profit gained or loss avoided, as well as imprisonment. BellRing could also be liable for fines of $1 million or more as a result of an employee’s or director’s insider trading or “tipping” (as described below). BellRing’s commitment to comply with federal securities laws is firm and absolute. Violation of this policy will result in discipline, up to and including discharge.

What is “material” information?

Information is considered “material” if a reasonable investor would consider that information important when making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether positive or negative, should be considered material. Some examples of information that could be seen as material are:

•Information related to future earnings or losses or other earnings guidance, including changes in estimated earnings or write-offs;
•Information related to a default on any financial obligation or a significant contract;
•News related to potential or actual litigation, disputes or governmental investigations;
•News of a pending or proposed merger, acquisition, joint venture, significant sale of assets or disposition of a subsidiary or joint venture;
•News of a possible new significant customer or of a possible loss of a significant customer;
•A significant cybersecurity incident;
•Information about the offering of additional securities;
•Material changes in a company’s capital structure or financing arrangements; and
•News of significant changes in senior management or a company’s board of directors.

When is information not public?

“Nonpublic” information means information that has not been disclosed to the general public. Public disclosure means that the information is widely disclosed, such as to the wire services through a press release or filed with the Securities and Exchange Commission (the “SEC”), and that a sufficient waiting period has elapsed for the information to be effectively disseminated to the public. Announcements by clients or suppliers, rumors or other unofficial statements in the press or marketplace do not constitute public disclosure.

BellRing has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information. You may not, therefore, disclose information to anyone outside of BellRing, including family members and friends, other than in accordance with those procedures.

If you have any doubt at all about whether you possess material, nonpublic information, you should consult with BellRing’s Legal Department.

Is it okay if I tell someone else material, nonpublic information but don’t trade in the securities myself?

No. You may not pass material, nonpublic information on to others or recommend to anyone the purchase or sale of BellRing securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading. You may, however, disclose material, nonpublic information to BellRing Board members or employees in the course of fulfilling your duties to BellRing, and you may also disclose material, nonpublic information to outside persons (such as attorneys, accountants and consultants providing services to BellRing) where necessary to accomplish BellRing business. In such instances, there must be in place assurances that the outside party will maintain the confidentiality of the information and not use the information for trading purposes or to “tip” others.

You may not permit anyone acting on your behalf to buy or sell securities that may be affected by the information. You may not publish material, nonpublic information on publicly accessible sites on the Internet, such as chat rooms or bulletin boards, or via social media, such as Twitter, Facebook or LinkedIn.

Someone left a draft of a press release in the copy room announcing a new acquisition for BellRing. May I purchase BellRing securities knowing that information? May I purchase securities in the other company if it is publicly traded?

No. If the acquisition is significant (and it probably is if BellRing is issuing a press release) you may not purchase BellRing securities or securities in the other company until it has been publicly announced. If you are in doubt about the significance of the transaction, you should consult with BellRing’s Legal Department.

I have been notified that I am an “insider.” What does this mean for me?

The officers and members of the Board of Directors of BellRing and certain other BellRing employees have been notified that they have been identified as having regular access to material, nonpublic information about BellRing (“BellRing Insiders”). As a result, BellRing Insiders are prohibited from trading in BellRing securities during the period beginning on the start of the sixth business day of the last month of each calendar quarter (March, June, September and December) and continuing until the start of the second business day following the issuance of BellRing’s press release of its financial results for the reporting period that includes such calendar quarter (each of these periods is called a “closed window period”). From time to time, if BellRing Insiders possess material information about BellRing that has not been publicly released, BellRing Insiders will be notified of additional closed window periods during which no trading will be permitted – even if it is not during an otherwise closed window period.

What is Section 16 and does it apply to me?

Under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each director, 10% stockholder and certain officers of BellRing (the “Section 16 Insiders”) must file periodic reports with the SEC listing the amount of BellRing securities (including derivative securities such as restricted stock units, stock options, warrants and convertible securities) he or she owns. Changes in a Section 16 Insider’s beneficial ownership of BellRing securities must be reported on SEC Form 4 within two business days after the date on which such change occurs or in certain cases on SEC Form 5 within 45 days after fiscal year end. Failure to report transactions and late filing of reports require separate disclosure in BellRing’s proxy statements. Section 16 also requires each Section 16 Insider to turn over to BellRing any “short‐swing profits” realized by the Section 16 Insider from any non‐exempt purchase and sale, or sale and purchase, of BellRing securities in any period of less than six months. You will be informed by BellRing’s Legal Department if you are designated as a Section 16 Insider.

The rules are complex and special rules or exceptions apply in certain situations. Section 16 Insiders are responsible for complying with Section 16 and should consider the Section 16 consequences before trading in BellRing securities.

How does BellRing’s insider trading policy apply to benefit plan transactions in BellRing securities?

We intend to have a 401(k) plan (the “BellRing 401(k) plan”) and a deferred compensation plan for eligible members of our Board of Directors (the “BellRing director deferred compensation plan”). It is expected that the BellRing director deferred compensation plan will offer a BellRing common stock fund as a notional investment option. This policy will not apply to notional investments of BellRing securities in the BellRing director deferred compensation plan resulting from periodic contributions of money pursuant to a director deferral election. If the BellRing 401(k) plan or any other BellRing employee benefit plans offer a BellRing common stock fund as an investment option, then this policy will not apply to purchases of BellRing securities in these plans resulting from periodic contributions of money pursuant to a payroll deduction election. This policy will, however, apply to certain elections you may make under the BellRing director deferred compensation plan, the BellRing 401(k) plan and other BellRing employee benefit plans that include BellRing securities as an investment option, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the BellRing common stock fund, (b) an election to make an intra‐plan transfer of an existing account balance into or out of the BellRing common stock fund, to the extent permitted by the applicable plan, (c) an election to borrow money against your BellRing 401(k) plan account if the loan will result in a liquidation of some or all of your BellRing common stock fund balance, and (d) an election to pre‐pay a plan loan under the BellRing 401(k) plan if the pre‐payment will result in allocation of loan proceeds to the BellRing common stock fund. You may not undertake any of these elections at a time when you would be prohibited by this policy from directly trading in BellRing securities (for example, during a closed window period).

I work in the finance department and am aware that BellRing is taking a sizable write‐off this quarter. As a result, earnings will be lower than expected. I was planning to transfer a portion of my accumulated balance in the BellRing Common Stock Fund of the BellRing 401(k) plan to a different fund. Must I postpone this transaction until earnings are released?

Yes. You may not make any transaction in the BellRing common stock fund (if one exists) while you possess material, nonpublic information. This includes transfers (in or out) of accumulated values, withdrawals or changes in future contributions.

BellRing has granted me some restricted stock units (“RSUs”) which will vest soon. As an employee, BellRing gives me the option to either pay cash to satisfy my tax withholding obligations or for BellRing to “net settle” my RSUs by reducing the number of shares it issues to me when the RSUs vest to cover my tax withholding obligations. Does the insider trading policy prohibit me from net settling my RSUs to cover my tax withholding obligations during a closed window period?

No. Your choice to have BellRing withhold shares of stock to satisfy tax withholding obligations upon vesting of your RSUs is exempt from Section 16 of the Exchange Act and is not subject to this policy. However, shares of BellRing stock issued to you when your RSUs vest are treated like any other shares of stock, and you may not sell such shares of stock if you have material, nonpublic information or are otherwise prohibited from selling shares under this policy (such as during a closed window period if you are a BellRing Insider).

BellRing has granted me some stock options. Am I limited by the insider trading policy as to when I can pay cash to exercise the options?

No. The exercise of a company‐granted stock option with cash is not subject to this policy, nor is your election to have BellRing reduce the number of shares delivered to you as the result of the option exercise to satisfy tax withholding requirements. If you are an employee (but not a director) of BellRing, you also may choose to net settle your stock option exercise and the number of shares delivered to you will be reduced by the amount of the exercise price for your stock options. However, stock received upon exercise of a stock option is treated like any other stock, and you may not sell such stock if you have material, nonpublic information or are otherwise prohibited from selling shares under this policy (such as during a closed window period if you are a BellRing insider).

I am a BellRing Insider and have been granted employee stock options. I understand that I may pay cash to exercise these options without regard to the closed window period. Is there any circumstance in which I can also sell during the closed window period shares I acquire when I exercise my options?

No. During closed window periods and during any period of time in which you possess material, nonpublic information, you may not publicly sell any of the shares acquired upon exercise of any employee stock options. This includes any sale of stock as part of a broker‐assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of, or the tax obligations associated with the exercise of, an option.

I am a director and have been granted RSUs. When the RSUs vest, may I sell BellRing stock (including shares of BellRing stock issued due to the vesting of the RSUs) to satisfy my tax obligations during a closed window period?

No. During closed window periods and during any period of time in which you possess material, nonpublic information, you may not publicly sell any of the shares acquired upon vesting of any RSUs, including any sale of stock for the purpose of generating the cash needed to pay the tax obligations associated with the vesting of the RSUs.

This policy says that BellRing’s directors and certain employees have been designated as “BellRing Insiders.” Are these the only persons who are subject to this policy?

No. Although only BellRing Insiders are prohibited from trading during closed window periods, any BellRing employee (including a BellRing Insider) who possesses material, nonpublic information about BellRing may not buy or sell BellRing securities for as long as that information is material and nonpublic (whether or not during a closed window period). As noted above, if you have any doubt at all about whether you possess material, nonpublic information, you should consult with BellRing’s Legal Department.

Do I need to get permission to buy BellRing securities?

All Section 16 Insiders (i.e., members of the Board of Directors and certain of our officers) must pre‐clear each of their trades in BellRing securities (including any purchases, sales, gifts or other transfers) with the BellRing Legal Department. If you are not a Section 16 Insider and/or do not possess material, nonpublic information, you are not required to pre‐clear your trades or other transactions in BellRing securities; however, you are still subject to the other requirements set forth in this policy. If you contact E*TRADE to conduct a transaction in BellRing stock, it is recommended that you contact E*TRADE no later than 11:00 a.m. Eastern Time on the day you wish to conduct the transaction – however, this is not a guarantee that the transaction will still be able to be completed on the same business day. Please remember that all closed window periods begin at the start of the first day of the period and take that timing into consideration when planning your trades. A request for pre‐clearance should be submitted to the BellRing Legal Department at least one business day in advance of the proposed transaction. Unless you are otherwise notified, a Required Pre-clearance will remain valid for the shorter of two business days (with the date you receive the Required Pre-clearance being the first business day) or until the close of market on the business day before a closed window period. Neither the BellRing Legal Department nor the CEO or CFO (in the case of a Required Pre‐Clearance) is under any obligation to approve a transaction submitted for pre‐clearance, and may determine not to permit the transaction. If a person seeks pre‐clearance and permission to engage in the transaction is denied, then he or she must refrain from engaging in such transaction in BellRing securities. When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material, nonpublic information about BellRing, and should fully describe those circumstances as part of his or her request. He or she should also indicate whether he or she has effected any non‐exempt “opposite way” transactions within the past six months that could subject him or her to short-swing profit liability and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5, as described above, and should also be prepared to comply with Rule 144 and file Form 144, if necessary, at the time of any sale.

Can I enter into a 10b5‐1 Plan?

Any employee will be permitted to trade pursuant to a Rule 10b5-1 plan (a “Rule 10b5-1 Plan”), which is a pre-planned trading program. A Rule 10b5-1 Plan must be in writing, must be approved by the Company’s Legal Department and must meet the requirements of the rules of the SEC, as they may exist from time to time, for establishing that a transaction in a company’s securities was not made on the basis of material, nonpublic information. A Rule 10b5-1 Plan may only be put into place or modified after a cooling off period of at least 90 days for BellRing Insiders and at least 30 days for all other employees and when there are no closed window restrictions. A BellRing Insider also will be required to certify that he or she is not in possession of material, nonpublic information when adopting or modifying a 10b5-1 Plan by including a representation and warranty to that effect in any 10b5-1 Plan. To assure compliance with this policy, BellRing Insiders must obtain approval of BellRing’s Legal Department prior to establishing a Rule 10b5-1 Plan. Section 16 Insiders should understand that the approval or adoption of a Rule 10b5-1 Plan in no way reduces or eliminates such person’s disclosure or short‐swing profit liabilities under Section 16, as described above.
This policy prohibits transactions in puts and calls. Why are these transactions restricted?

Given the relative short term of publicly‐traded options, transactions in options may create the appearance that a director or employee is trading based on material, nonpublic information and focus the individual’s attention on short‐term performance at the expense of BellRing’s long‐term objectives. Accordingly, transactions in put and call options, or in any other organized market, are prohibited by this policy. However, the restrictions on puts and calls in this policy do not apply to stock options awarded under BellRing’s equity incentive plans, which are addressed elsewhere in this policy.

What are “hedging” transactions, and why are they restricted?

Certain forms of hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, let an employee or director continue to own a company’s securities, but without the full risks and rewards of ownership. These transactions are speculative in nature and create the appearance that the transaction is based on material, nonpublic information. In addition, giving up the full risks and rewards of ownership can result in the perception that a company employee or director no longer has the same interests as the company’s other stockholders. Therefore, BellRing employees and directors are prohibited from engaging in any such transactions.

This policy also restricts “margining” of BellRing securities. What does this mean?

Buying on “margin” means borrowing money to buy BellRing securities. This is typically done by setting up a margin account with a broker. With a margin account, an investor borrows money from the broker to buy securities, and uses the securities as collateral for the loan. Because borrowing money to buy securities may be viewed as encouraging speculation, our policy prohibits employees and directors from margining BellRing securities unless certain conditions are satisfied. Accordingly, if you want to buy BellRing securities on “margin,” first, you must obtain the Required Pre‐Clearance and, second, you must demonstrate that you have the financial capacity to repay the loan or substitute collateral in order to avoid a forced sale of BellRing securities. In addition, BellRing’s directors and executive officers are prohibited under BellRing’s hedging and pledging policy from pledging, hypothecating or otherwise encumbering BellRing’s securities as collateral for indebtedness (which prohibition includes, but is not limited to, holding such securities in a margin account).

This policy says that “short sales” of BellRing securities are prohibited. What is a “short sale”?

In a “short sale,” an investor agrees to sell securities which he or she does not own to another person at a future date. The investor expects to purchase the securities at a lower price in the future prior to the time he or she has committed to sell them. Employees and directors who engage in short selling place themselves in the position of profiting from a decline in the market price of BellRing securities. This is inconsistent with your expected commitment to the long‐term prospects of BellRing.

I have invested in a mutual fund. Are purchases and sales of BellRing securities by the mutual fund covered by this policy?

No. No violation of this policy occurs if a mutual fund in which you have made an investment buys or sells BellRing securities while you are in possession of material, nonpublic information, because you have no control over the fund’s decision to buy or sell the securities.

This policy says that I may not permit any member of my family to buy or sell BellRing securities while I possess material, nonpublic information. For these purposes, who is considered to be part of my family?

Your family is any member of your family (spouse, children, grandchildren, siblings, parents, grandparents and in‐laws) who shares your household, as well as any member of your family for whom you provide substantial financial support or for whom you direct transactions in BellRing securities or are subject to your influence or control. These people may be presumed to have the same information you have and should not trade while you have inside information. You are responsible for the transactions of these persons and therefore should make them aware of the need to confer with you before they trade in BellRing securities.

I live in California and have a brother who lives in Arizona. Is there any restriction on his BellRing securities transactions?

No. If he is not part of your household and you do not financially support him, direct his transactions in BellRing securities or influence or control him, then there is no reason that he cannot freely trade in BellRing securities. Obviously, you are prohibited from disclosing to him any material, nonpublic information you have about BellRing.

I’d like to make a gift of some of my BellRing securities to a charity. Does this policy apply to gifts?

Bona fide gifts of BellRing securities by persons who are not Section 16 Insiders are not subject to this policy.

Does this policy apply to me after my service to BellRing ends?

Yes, it may. This policy continues to apply to your transactions in BellRing securities even after your employment or Board membership has terminated if you are in possession of material, nonpublic information when your employment or service terminates. You may not trade in BellRing securities until that information has become public or is no longer material.